September 16, 2005

      Mail Stop 4561

Douglas W. Wamsley
Executive Vice President
WebMD Health Holdings, Inc.
224 West 30th Street
New York, NY 10001

      Re:	WebMD Health Holdings, Inc.
		Amendment No. 3 to Registration Statement on Form S-1
      Filed September 8, 2005
		File No.  333-124832

      Amendment No. 4 to Registration Statement on Form S-1
      Filed September 14, 2005
		File No.  333-124832


Dear Mr. Wamsley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy that you provided to us.

General
1. We note from page 4 that you are not currently a party to any "definitive" acquisition agreements. Please tell us what you mean by
"definitive" and tell us whether you are a party to any non-binding agreements, such as letters of intent and term sheets. If so, please provide us with copies of those documents. We may have further comments.
2. We note from page 8 that upon consummation of this offering you expect to grant options to certain employees of your parent under your long-term incentive plan. To the extent necessary to comply with your disclosure obligations under Item 404 of Regulation S-K, please discuss these grants in your section on related party transactions.

Cover Page
3. Please remove from the cover page the statement that you will refer to WebMD Corporation in this prospectus as your Parent.

Use of Proceeds, page 35
4. We note that proceeds of this offering may be used for, among other things, capital expenditures and acquisitions. We further note from page 57 that you anticipate capital expenditures of $40 million in 2005 and 2006. Finally, it appears that you may, at this time, be considering certain acquisitions. Please revise your disclosure to identify specific uses of proceeds, including the disclosure required by instruction 6 to Item 504 of Regulation S-K. To the extent the proceeds of this offering are not sufficient to meet your identified uses, please identify alternative sources of funding.

Management`s Discussion and Analysis, page 40

Liquidity and Capital Resources, page 55

5. We note that your parent has agreed to provide you with $40 million at the close of this offering. Please tell us where we can find a record of your parent`s commitment to provide you with this funding. If the parent has no contractual obligation to provide this funding, please tell us why it is appropriate for you to rely on it for purposes of your discussion of liquidity.

Directors and Executive Officers, page 91
6. Based on your current disclosure, it appears that Mr. Dimick and
Mr. Manning have not held executive officer positions since 2002 and
1998, respectively. Also, it appears that Mr. Keller has been the senior vice president of sales at Martek Biosciences since 1993. Please confirm or revise to provide a full five years of employment history for Messrs. Dimick, Keller and Manning.

Exhibit 5.1

7. Please confirm to us in writing that you concur with our understanding that the reference and limitation to General Corporation Law of the State of Delaware includes statutory provisions and also applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rachel Zablow at 202-551-3428 or Steven
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at
202-551-3780 with any other questions.


      Sincerely,



      Elaine Wolff
      Branch Chief


cc:	Stephen T. Giove (via facsimile)


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Douglas W. Wamsley
WebMD Health Holdings, Inc.
September 16, 2005
Page 1